UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

FOR IMMEDIATE RELEASE

May 26, 2022

METHANEX TO WEBCAST INVESTOR DAY ON JUNE 16, 2022

VANCOUVER, BRITISH COLUMBIA (May 26, 2022) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) will host an Investor Day on Thursday, June 16, 2022 in Geismar, Louisiana. Methanex’s executive leadership team will present a business update followed by a live Q&A at 12:00pm central time.

A live webcast of the presentations and Q&A will be available at http://MethanexCorporationIRDay22.q4ir.com. The webcast will be available for replay.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Sarah Herriott

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1-800-661-8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 26, 2022	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: General Counsel & Corporate Secretary